Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The J. M. Smucker Company for the registration of debt securities, common shares, serial preferred shares, warrants and units and to the incorporation by reference therein of our reports dated June 19, 2017, with respect to the consolidated financial statements of The J. M. Smucker Company, and the effectiveness of internal control over financial reporting of The J. M. Smucker Company, incorporated by reference in its Annual Report (Form 10-K) for the year ended April 30, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio
September 28, 2017